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                               July 28, 2022

       Jeffrey Harris
       Chief Executive Officer
       SpringBig Holdings, Inc.
       621 NW 53rd Street, Suite 260
       Boca Raton, FL 33487

                                                        Re: SpringBig Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 22, 2022
                                                            File No. 333-266293

       Dear Mr. Harris:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary of the Prospectus
       Background and Recent Developments, page 2

   1. Please revise to include a discussion of the material terms of the concurrent offerings that you are conducting and
quantify the percentage of your public float that will become available for resale in
the market pursuant to these registration statements.
       Risk Factors
       Future resales and/or issuances of Common Shares..., page 12

   2. Please expand your discussion here to reflect the fact you are conducting concurrent offerings that involve
the potential sale of a substantial portion of shares for resale and discuss how such sales
could impact the market price of the company   s common stock.
 Jeffrey Harris
SpringBig Holdings, Inc.
July 28, 2022
Page 2
The Notes and related agreements..., page 29

3. Revise to specify each of the material restrictive covenants that may impose significant operating and financial restrictions on the company as a result of the L1 Financing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Josh
Shainess, Legal Branch Chief, at (202) 551-7951, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.



                                                            Sincerely,
FirstName LastNameJeffrey Harris
                                                            Division of
Corporation Finance
Comapany NameSpringBig Holdings, Inc.
                                                            Office of
Technology
July 28, 2022 Page 2
cc:       Sarah M. Hesse, Esq.
FirstName LastName